                                  EXHIBIT 99a

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME

--------------------------------------------------------------------------------------------------------

                                                  Three Months Ended             Nine Months Ended
                                                     September 30,                 September 30,
In thousands of dollars                      ----------------------------   ----------------------------
(except per share amounts)                     1999       1998     Change     1999       1998     Change
--------------------------------------------------------------------------------------------------------
Revenues
Net Sales                                    $250,291   $283,357    - 12%   $786,280   $875,885   -  10%
Other income                                    2,179      2,528    - 14%      6,702      7,198   -   7%
                                             --------   --------            --------   --------
                                              252,470    285,885    - 12%    792,982    883,083   -  10%
Expenses
Cost of sales                                 150,949    179,220    - 16%    480,892    555,597   -  13%
Marketing and administrative                   61,470     60,015    +  2%    187,865    183,948   +   2%
Research and development                       11,576     13,808    - 16%     37,755     42,274   -  11%
Interest                                        4,864      4,534    +  7%     15,950     13,213   +  21%
Provision for contract settlement               3,870                          3,870
Charge for restructuring businesses             2,430                          2,430
Gain on divestiture of product lines                                         (91,361)
                                             --------   --------            --------   --------

Income before Taxes                            17,311     28,308    - 39%    155,581     88,051   +  77%
Income taxes                                    3,365      9,908    - 66%     52,673     30,818   +  71%
                                             --------   --------            --------   --------

Income before Minority Interests               13,946    18,400     - 24%    102,908     57,233   +  80%
Minority interests                              2,960     4,222     - 30%      9,343     12,408   -  25%
                                             --------   --------            --------   --------

Net income                                   $ 10,986   $14,178     - 23%    $93,565    $44,825   + 109%
                                             ========   ========            ========   ========

Net Income per Share - basic                    $0.48      $0.62    - 23%      $4.09     $1.95    + 110%
Net Income per Share - diluted                  $0.48      $0.61    - 21%      $4.06     $1.92    + 111%

Dividends Declared per Share                    $0.26      $0.26               $0.78     $0.76    +   3%

Average Shares Outstanding (000) - basic       22,800     23,034    -  1%     22,856     22,998   -   1%
Average Shares Outstanding (000) - diluted     22,983     23,130    -  1%     23,014     23,204   -   1%

--------------------------------------------------------------------------------------------------------

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99b

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION

In thousands of dollars                               SEPTEMBER 30        December 31       September 30
                                                      ---------------------------------------------------
(except per share amounts)                               1999                1998                1998
--------------------------                            -----------         -----------         -----------
ASSETS
Cash and short-term securities                        $    81,734         $   111,049         $    89,066
Accounts receivable, net                                  184,013             203,872             205,515
Inventories
    Materials and supplies                                 54,622              65,180              66,367
    In process and finished                               126,179             129,175             127,917
    LIFO reserve                                          (15,572)            (17,388)            (17,625)
                                                      -----------         -----------         -----------
                                                          165,229             176,967             176,659
Prepaid and deferred expenses                              23,582              25,642              29,428
                                                      -----------         -----------         -----------
    Total current assets                                  454,558             517,530             500,668

Property, plant and equipment, at cost, net               336,607             360,456             360,536
Excess of cost over net assets of
  businesses acquired                                     121,408             156,989              94,766
Patents, technology, trademarks, and covenants            115,844             118,152              27,707
Other assets                                               54,768              55,241              46,759
                                                      -----------         -----------         -----------
                                                      $ 1,083,185         $ 1,208,368         $ 1,030,436
                                                      ===========         ===========         ===========



LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                       $    42,405         $    39,810         $    37,804
Accounts payable                                           64,620              91,718              94,385
Dividends payable                                           5,928               5,989               5,989
Accrued liabilities and taxes                              97,101              95,427              97,426
Current installments of long-term debt                     18,013              17,230              12,805
                                                      -----------         -----------         -----------
    Total current liabilities                             228,067             250,174             248,409

Long-term debt                                            211,949             382,163             182,519
Deferred items                                             39,654              36,160              34,511
Long-term deferred income taxes                            44,634              53,481              22,081
Long-term environmental reserves                           12,773              13,501              13,649
Minority interests                                         89,782              84,340             121,357

Shareholders' equity
    Common stock and paid-in capital                       40,410              40,255              37,686
    Retained earnings                                     493,807             418,074             437,183
    Treasury stock                                        (59,076)            (51,512)            (49,749)
    Accumulated other comprehensive income                (18,815)            (18,268)            (17,210)
                                                      -----------         -----------         -----------
            Total shareholders' equity                    456,326             388,549             407,910
                                                      -----------         -----------         -----------
                                                      $ 1,083,185         $ 1,208,368         $ 1,030,436
                                                      ===========         ===========         ===========


EQUITY PER SHARE                                      $     20.01         $     16.86         $     17.71


See accompanying notes to the condensed consolidated financial statements.

Amounts as of September 30, 1999 and September 30, 1998 are unaudited.

                                   EXHIBIT 99c

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------
                                                           Nine Months Ended September 30
                                                           ------------------------------
In thousands of dollars                                         1999              1998
-----------------------------------------------------------------------------------------
OPERATIONS
Net income                                                   $  93,565         $  44,825
Noncash items
    Depreciation                                                27,603            29,850
    Amortization                                                15,777             8,781
    Gain on divestiture of product lines                       (91,361)
    Charge for restructuring businesses                          2,430
    Income taxes (paid) / not due                               (1,087)            7,480
    Minority interests                                           9,343            12,408
    LIFO inventory charge / (credit)                               253            (1,174)
    Equity in net income of affiliates                            (394)           (2,156)
    Other                                                       (1,131)            1,423
Operating working capital increase                             (45,680)          (32,885)
                                                             ---------         ---------
                                                                 9,318            68,552
                                                             ---------         ---------
INVESTMENTS
Property, plant and equipment                                  (46,734)          (44,056)
Acquisitions                                                   (13,880)           (1,781)
Divestitures                                                   226,353
Proceeds from exercise of LTI stock options                      1,638             5,230
Other                                                           (8,107)            2,024
                                                             ---------         ---------
                                                               159,270           (38,583)
                                                             ---------         ---------
FINANCING
Long-term debt, net                                           (170,437)            4,992
Short-term debt, net                                             2,398             2,512
Dividends paid                                                 (17,893)          (17,002)
LTI dividends paid to minority interest shareholders            (1,346)           (1,703)
Purchase of treasury stock                                     (10,126)
Other                                                            1,621               984
                                                             ---------         ---------
                                                              (195,783)          (10,217)
                                                             ---------         ---------
(DECREASE) INCREASE IN CASH AND SHORT-TERM                   $ (27,195)        $  19,752
   SECURITIES                                                =========         =========


RECONCILIATION OF (DECREASE) INCREASE IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period        $ 111,049         $  68,306
Cash and short-term securities at end of period                 81,734            89,066
(Decrease) Increase in cash and short-term securities        ---------         ---------
   per Statement of Financial Position                         (29,315)           20,760
Currency translation effects                                     2,120            (1,008)
                                                             ---------         ---------
                                                             $ (27,195)        $  19,752
                                                             =========         =========




See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99d

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF COMPREHENSIVE INCOME


-----------------------------------------------------------------------------------------------------------------------------------
                                                     Three Months Ended September 30          Nine Months Ended September 30
                                                     -------------------------------          ------------------------------
In thousands of dollars                             1999            1998        Change        1999             1998          Change
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                       $ 10,986        $ 14,178      - 23%      $ 93,565           $44,825         + 109%
                                                 --------        --------                 --------           -------

OTHER COMPREHENSIVE INCOME (LOSS),
  NET OF TAX
  Currency translation effects                      3,035           5,946      - 49%          (143)            5,804
  Unrealized (losses) gains on investments            (51)            105                     (404)             (89)
                                                 --------        --------                 --------           -------
OTHER COMPREHENSIVE INCOME (LOSS)                   2,984           6,051      - 51%          (547)            5,715
                                                 --------        --------                 --------           -------

COMPREHENSIVE INCOME                             $ 13,970        $  20,229      - 31%      $ 93,018          $50,540          + 84%
                                                 ========        =========                 ========          =======

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   Exhibit 99e

                                                              Dexter Corporation

Net Sales by Segment


                                   Three Months Ended September 30            Nine Months Ended September 30
                                   --------------------------------------     ------------------------------
In thousands of dollars               1999            1998         Change       1999        1998        Change
--------------------------------------------------------------------------------------------------------------
Life Sciences (a)                $ 101,797          $ 89,084       + 14%      $ 301,148   $ 268,983       +12%

Nonwovens                           69,037            65,628       +  5%        212,533     205,319       + 4%

Specialty Polymers (b)              79,457           128,645       - 38%        272,599     401,583       -32%
                                    ------           -------                    -------     -------

Consolidated                     $ 250,291          $283,357       - 12%      $ 786,280   $ 875,885       -10%
                                 =========          ========                  =========   =========

(a) The effect of businesses acquired increased net sales in the Life Sciences segment by $1.3 million, or 1% for the quarter, and $2.1 million, or 1%, year-to-date.

(b) The effect of businesses divested decreased net sales in the Specialty Polymers segment by $54.5 million, or 42%, for the quarter, and $129.1 million, or 32%, year-to-date.



Operating Income by Segment


                                              Three Months Ended September 30               Nine Months Ended September 30
                                              -------------------------------               ------------------------------
In thousands of dollars                     1999              1998        Change             1999         1998         Change
-----------------------------------------------------------------------------------------------------------------------------
Life Sciences (a)                       $   9,639          $  13,319       - 28%         $ 36,357      $  41,483       -  12%

Nonwovens (b)                               8,225              8,995       -  9%           26,466         29,458       -  10%

Specialty Polymers (c)                      6,604             11,952       - 45%          117,575         37,101       + 217%
                                        ---------          ---------                     --------      ---------
   Consolidated Operating Income           24,468             34,266       - 29%          180,398        108,042       +  67%

Other Income, net                           2,080              1,717       + 21%            5,241          4,352       +  20%

Interest Expense                           (4,864)            (4,534)      +  7%          (15,950)       (13,213)      +  21%

General Corporate Expense                  (4,373)            (3,141)      + 39%          (14,108)       (11,130)      +  27%
                                        ---------          ---------                     --------      ---------

   Consolidated Income before Taxes     $  17,311          $  28,308       - 39%         $155,581      $  88,051       +  77%
                                        =========          =========                     ========      =========

(a) Life Sciences operating income includes $1.3 million of amortization charges for the quarter, and $6.8 million, year-to-date associated with Dexter's increased ownership in LTI. Life Sciences operating income includes a $3.9 million charge for the quarter and year-to-date related to the provision for contract settlement at LTI.

(b) Nonwovens operating income for the quarter and year-to-date includes a $0.8 million restructuring charge.

(c) The gain on the divestiture of product lines increased operating income in the Specialty Polymers segment by $91.4 million year-to-date. The effect of businesses divested decreased operating income in the Specialty Polymers segment by $4.2 million for the quarter and $8.1 million, year-to-date. Specialty Polymers operating income for the quarter and year-to-date includes a $1.6 million restructuring charge.
--------------------------------------------------------------------------------

Amounts are unaudited.

                                   Exhibit 99f

                               Dexter Corporation
              Notes to Condensed Consolidated Financial Statements


Note 1 - In the opinion of the Company's management, the unaudited condensed consolidated financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the condensed consolidated financial statements, including management's discussion in Part 1, Item 2 of this Form 10-Q, are incorporated as part of these condensed consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three and nine-month periods ended September 30, 1999 and 1998:

                                       Three Months ended                   Nine Months ended
Amounts in thousands                       September 30                        September 30
(except per share data)                 1999             1998             1999             1998
--------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:
  Net income                           $ 10,986         $ 14,178         $ 93,565         $ 44,825
  Weighted average shares
    outstanding                          22,800           23,034           22,856           22,998
  Earnings per share - basic           $    .48         $    .62         $   4.09         $   1.95

EARNINGS PER SHARE - DILUTED:
  Net income                           $ 10,986         $ 14,178         $ 93,565         $ 44,825
  Effect of subsidiary dilutive
    options on net income                   (25)            (102)             (64)            (320)
                                       --------         --------         --------         --------
                                       $ 10,961         $ 14,076         $ 93,501         $ 44,505
                                       ========         ========         ========         ========
  Weighted average shares
    outstanding                          22,800           23,034           22,856           22,998
  Weighted average effect of
    common stock equivalents                183               96              158              206
                                       --------         --------         --------         --------
                                         22,983           23,130           23,014           23,204
                                       ========         ========         ========         ========

  Earnings per share - diluted         $    .48         $    .61         $   4.06         $   1.92

                                   Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 3  -      In September 1998, the Financial Accounting Standards Board
               issued Statement of Financial Accounting Standards (SFAS) No.
               133, Accounting for Derivative Instruments and Hedging
               Activities. As issued, this statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. In
               June 1999, the Financial Accounting Standards Board issued
               Statement of Financial Accounting Standards (SFAS) No. 137,
               Accounting for Derivative Instruments and Hedging Activities -
               Deferral of the Effective Date of FASB Statement No. 133. This statement amends Statement No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The
               Company is currently evaluating the impact of SFAS No. 133.

Note 4 - The following are included as components of Common Stock and Paid-in Capital:

COMMON STOCK & PAID-IN CAPITAL         SEPTEMBER 30,           December 31,          September 30,
(in thousands of dollars)                 1999                    1998                    1998
-------------------------               --------                --------                --------
Common stock                            $ 24,984                $ 24,984                $ 24,984
Paid-in capital                           18,358                  17,689                  15,228
Unearned compensation on
  restricted stock                        (2,932)                 (2,418)                 (2,526)
                                        --------                --------                --------
                                        $ 40,410                $ 40,255                $ 37,686
                                        ========                ========                ========


Note 5 - The following are included as components of Accumulated Other Comprehensive Income:

ACCUMULATED OTHER COMPREHENSIVE                   SEPTEMBER 30,           December 31,           September 30,
INCOME (in thousands of dollars)                     1999                    1998                    1998
------------------------------------               --------                --------                --------
Currency translation effects                       ($18,000)               ($17,857)               ($16,671)
Unrealized losses on investments                       (794)                   (390)                   (515)
Minimum pension liability adjustment                    (21)                    (21)                    (24)
                                                   --------                --------                --------
                                                   ($18,815)               ($18,268)               ($17,210)
                                                   ========                ========                ========


Note 6 - Presented below is a reconciliation of currency translation effects, included in the Statement of Comprehensive Income, for reclassification adjustments due to divestitures:

                                              THREE MONTHS ENDED                     NINE MONTHS ENDED
(in thousands of dollars)                      SEPTEMBER 30, 1999                     SEPTEMBER 30, 1999
-------------------------                     --------------------                   -------------------
Currency translation effects                   $  3,035                                $    (8,717)
Plus:  Reclassification adjustments
       for losses included in net
       income due to divestitures                                                             8,574
                                               --------                                ------------
Net currency translation effects               $  3,035                                $      (143)
                                               ========                                ============

                                  Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 7  -      In August 1998, the Company entered into a purchase and sale agreement to sell certain assets and stock of its Packaging
               Coatings business and Dexter SAS to The Valspar Corporation. The sale of these businesses was subject to regulatory approval and customary closing conditions. This transaction was completed in February 1999 with total proceeds of $221.9 million.

               In January 1999, the Company divested its 40% interest in Akzo Dexter Aerospace Finishes VoF, a joint venture between the Company and Akzo Nobel NV, to Akzo Nobel NV for approximately book value.

Note 8  -      In December 1998, Dexter acquired an additional 22% ownership of
               LTI. As a result of the acquisition, Dexter owns an aggregate of approximately 71% of the total number of issued and outstanding shares of LTI.

               The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1998.



                    In Thousands of Dollars                Three Months Ended    Nine Months Ended
                    (except per share amounts)             September 30, 1998    September 30, 1998
                    --------------------------             ------------------    ------------------

                    Net Sales                                   $  283,357            $    875,885
                    Net Income                                  $   12,797            $     38,859
                    Net Income Per Share - diluted              $      .55            $      1.67



               These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as the charges for acquired-in-process research and development and transaction costs, additional amortization expense, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

Note 9  -      Assets in the Specialty Polymers segment at September 30, 1999 were $262.1 million, a decrease of $155.9 million, compared with $418 million at December 31, 1998. This decrease was primarily due to the divestiture of the Packaging Coatings business, including Dexter SAS, in February 1999.

               Assets in the Life Sciences segment at September 30, 1999 were $347.1 million, an increase of $49.6 million, compared with $297.5 million at December 31, 1998. This increase was primarily due to the acquisition by LTI of a process chromatography and research products business in May 1999, and capital expenditures, net of depreciation.

                                  Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 10  -     The Company and its subsidiaries are subject to potential
               liability under government regulations, contractual and other matters, and various claims and legal actions which are pending or may be asserted. These matters arise in the ordinary course and conduct of the business of the Company and its subsidiaries and some are expected to be covered, at least in part, by insurance. At September 30, 1999, $0.4 million of current and $5 million of long-term receivables from third party insurance companies are included as assets of the Company. Equal and offsetting payables to third parties are included as liabilities of the Company.

               In September 1999, LTI submitted a report in connection with a voluntary disclosure to the Department of Veteran Affairs ("VA") regarding matters involving the management of LTI's Federal Supply Schedule contract with the VA that has been in effect since April 1992. As part of the disclosure LTI has offered to provide a refund to the government in the amount of $3.9 million. LTI has recorded this amount in September 1999. There can be no assurance that the government will agree with LTI's assessment of this matter or accept LTI's offered refund amount. Consequently, it is possible the final resolution of this matter could materially differ from LTI's offer and could have a material adverse effect on the Company's financial position, operating results or cash flows when resolved in a future reporting period.

               While the outcome of all of the pending and potential claims and legal actions against the Company and its subsidiaries cannot be forecast with certainty, management believes that, with the possible exception of the potential liability of LTI described above, such matters should not result in any liability which would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of September 30, 1999 and 1998, and the related condensed statements of income and comprehensive income for each of the three-month and nine-month periods then ended, and the condensed statement of cash flows for the nine-month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1998, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 9, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1998 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP


Springfield, Massachusetts
October 13, 1999